

June 14, 2012

<u>Via Email</u>
Ron Farnsworth
Executive Vice President / Chief Financial Officer
Umpqua Holdings Corporation
One SW Columbia Street, Suite 1200
Portland, Oregon 97258

> **Re: Umpqua Holdings Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 17, 2012**
> **File No. 001-34624**

Dear Mr. Farnsworth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year ended December 31, 2011

Financial Statements

Note 6. Allowance for non-covered loan loss and credit quality, page 120

Troubled Debt Restructurings, page 134

1. We have reviewed your response to prior comment one from our letter dated May 11, 2012. Please provide us with detailed examples that show how you determined adequate compensation had been received in a) a case where a loan was modified with shortened amortization and in b) a case where a loan was modified by adjustment to or above current market interest rates.

2. Please provide us with a table that shows a quantitative breakdown of the $169.1 million of loans modified but not considered to be troubled debt restructurings due to the receipt of adequate compensation by the type(s) of adequate compensation received.

3. Please provide us with detailed examples that show how you determined adequate compensation had been received for your three largest loans modified but not considered to be troubled debt restructurings as included in the aforementioned quantitative breakdown.

4. We have reviewed your response to prior comment four from our letter dated May 11, 2012. Please provide us with an estimate that quantifies the impact on your allowance for loan losses if you measured the $169.1 million of loans modified but not considered impaired individually in accordance with ASC 310-10.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3474 if you have any questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant